

Mail Stop 3030

December 2, 2016

<u>Via E-mail</u>
Dane Medley
Chief Executive Officer
Imaging3, Inc.
3022 West North Hollywood Way
Burbank, California 91505

> **Re: Imaging3, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 25, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 14, 2016**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed November 16, 2015**
> **File No. 000-50099**

Dear Mr. Medley:

   We have reviewed your response dated September 21, 2016, but submitted on November 4, 2016, to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

History, page 2

1.   We note your response to prior comment 1. Please revise to finish the incomplete sentence in paragraph F.

Patent, page 5

2.   Please expand your response to prior comment 2 to address the two statutory liens granted to Toms River Surgery Center LLC and recorded on July 11, 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

3.   Please revise to address the first sentence of prior comment 4. It remains unclear from your proposed revised disclosure the reasons for the changes in your liquidity situation that you mention on this page, such as the decrease in your cash account in 2015 compared to 2014. Also revise to address our request that you disclose the total amount of your delinquency under your bankruptcy plan and how you plan to meet those payment obligations. Please revise the Liquidity section in your most recent Form 10-Q accordingly and revise future filings as appropriate. We again refer you to Items 303(a)(1) and (a)(2) of Regulation S-K, Instructions 1 and 2 to Item 303(a) and Section IV of SEC Release No. 34-48960 (Dec. 29, 2003).

Item 8. Financial Statements and Supplementary Data

4.   Please amend your Form 10-K for the year ended December 31, 2015 to make the changes noted in your responses to comments 5, 6, 7, 10, and 11.

Note 11. Commitments and Contingencies

Litigation, page 36

5.   In the requested amendment to the filing, please revise this note to include the expanded disclosure related to the SEC Civil Action as indicated in your response to comment 9.

Form 10-Q for the Quarterly Period Ended September 30, 2016

6.   Please amend your Form 10-Q for the quarterly period ended September 30, 2016 to reflect the changes noted in your responses to comments 12 and 13.

Part I, Item 1. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation, page 4

7.   Your response to comment 12 did not address the second part of the comment. In the requested amendment to the filing, please revise this note to summarize the covenants under which you have defaulted and the ramifications of the default, or cross-reference to where you provide that discussion elsewhere in the notes to your financial statements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16

8.   We note your response to prior comment 15. Please confirm to us that you will revise your most recent Form 10-Q and future filings as appropriate to disclose the content of your response. Also, please clarify in your revised disclosure, if true, that you are not guaranteed to raise sufficient capital to address your obligations under the reorganization plan.

Part II, Item 1. Legal Proceedings, page 18

9.   We note your response to prior comment 16. Please clarify the meaning of and the basis for your statement that you are "sufficiently poised to complete reorganization under Chapter 11." In this regard, we note your disclosure on page 4 of your Form 10-Q for the quarter ended September 30, 2016 that you are in default on your covenants under the reorganization plan and on page 16 that you do not have sufficient capital to meet your cash needs. We also note your response to prior comment 15 that you require raising capital to address your obligations under the plan. Also, please expand your response to explain in a clear, concise and understandable manner *why* a successful conversion of your Chapter 11 bankruptcy case to Chapter 7 could lead you to cease operations, as you state in the last sentence of your response. Please tell us whether the 2015 motion involving the California Board of Equalizations is no longer pending and revise your filing as appropriate. Revise future filings as appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2013

10.   Please amend your Form 10-K for the period ended December 31, 2013 to make the changes noted in your responses to comments 17 and 19.

Item 8. Financial Statements and Supplementary Data

Note 4. Petition for Relief under Chapter 11 of the Bankruptcy Code, page 37

11.   We note your response to comment 18. In your amendment, please revise to include the nature of your Reorganization items under this note.

General

12.   We note your response to comment 21 and we await the filing of your Form 10-K for the fiscal year ended December 31, 2012.

        You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller at (202) 551-3635 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery